UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THE CLOROX COMPANY
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

1890541090
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Laura Stein, Esq.
Senior Vice President — General Counsel and Secretary
The Clorox Company
1221 Broadway
Oakland, California 94612-1888
(510) 271-7000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Linda Griggs, Esq.
Zaitun Poonja, Esq.
Heather Brookfield, Esq.
Morgan, Lewis, & Bockius LLP
Two Palo Alto Square
Palo Alto, California 94306
(650) 843-4000
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$14,293,465.92	$1,529.40

*	The “transaction valuation” set forth above is based on the Black-Scholes option valuation model, and assumes that all eligible existing options to purchase 817,704 shares of common stock of The Clorox Company will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2006, equals $107 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

ITEM 1. SUMMARY TERM SHEET.
The information set forth under “Summary Term Sheet” in the Offer to Amend, dated September 8, 2006 (the “Offer to Amend”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a) The name of the issuer is The Clorox Company, a Delaware corporation (the “Company”); the address of its principal executive offices is 1221 Broadway, Oakland, California 94612-1888; and its telephone number is (510) 271-7000. The information set forth in the Offer to Amend under Section 11 (“Information Concerning Clorox”) is incorporated herein by reference.
(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to amend outstanding “Eligible Options” (as defined in the Offer to Amend attached hereto as Exhibit (a)(1)) held by individuals subject to taxation in the United States so they may avoid potential adverse tax consequences under Internal Revenue Code Section 409A. Each eligible participant may elect to amend his or her Eligible Option to increase the exercise price per share of the Company’s common stock, par value $1.00 per share, purchasable thereunder and to receive from the Company a special Cash Bonus (as defined in the Offer to Amend), all upon the terms and subject to the conditions set forth in the Offer to Amend and the related form of Letter of Transmittal attached hereto as Exhibit (a)(3) (the “Letter of Transmittal” and, together with the Offer to Amend, as they may be amended or supplemented from time to time, the “Offer”). The Offer is currently set to expire at 11:59 p.m. Pacific Time on October 6, 2006 but may be extended (the “Expiration Date”). As of September 5, 2006, Eligible Options to purchase 817,704 shares of the Company’s common stock were outstanding.
The information set forth in the Offer to Amend on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Participants; Eligible Options; Amendment and Cash Bonus; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended”), Section 6 (“Acceptance of Eligible Options for Amendment”) and Section 9 (“Source and Amount of Consideration; Terms of Amended Eligible Options”) is incorporated herein by reference.
(c) The information set forth in the Offer to Amend under Section 8 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
(a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule I to the Offer to Amend (“Information Concerning the Directors and Executive Officers of The Clorox Company”) is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
(a) The information set forth in the Offer to Amend on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Participants; Eligible Options; Amendment and Cash Bonus; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended”), Section 4 (“Procedures for Accepting Offer to Amend Eligible Options”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Eligible Options for Amendment”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of Amended Eligible Options”), Section 10 (“Amended Eligible Options Will Not Differ from Eligible Options”), Section 13 (“Status of Options Amended by Us in the Offer; Accounting Consequences of the Offer”), Section 14 (“Legal Matters; Regulatory Approvals”), Section 15 (“Material U.S. Federal Income Tax Consequences”), Section 16 (“Extension of the Offer; Termination; Amendment”) and Section 19 (“Forward-Looking Statements; Miscellaneous”), is incorporated herein by reference.

(b) The information set forth in the Offer to Amend under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.
(a) The information set forth in the Offer to Amend under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference. The Clorox Company 1996 Stock Incentive Plan pursuant to which the Eligible Options have been granted is attached hereto as Exhibit (d)(1) and contains information regarding the subject securities.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a) The information set forth in the Offer to Amend under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.
(b) The information set forth in the Offer to Amend under Section 6 (“Acceptance of Eligible Options for Amendment”) and Section 13 (“Status of Options Amended by us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a) The information set forth in the Offer to Amend under Section 9 (“Source and Amount of Consideration; Terms of Amended Eligible Options”) and Section 18 (“Fees and Expenses”) is incorporated herein by reference.
(b) The information set forth in the Offer to Amend under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.
(c) Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a) The information set forth in the Offer to Amend under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.
(b) The information set forth in the Offer to Amend under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
(a) The information set forth in the Offer to Amend under Section 11 (“Information Concerning Clorox”) and Section 19 (“Additional Information”) is incorporated herein by reference. Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for its fiscal year ended June 30, 2006 is incorporated herein by reference.
(b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.
(a) The information set forth in the Offer to Amend under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
(b) Not applicable.
ITEM 12. EXHIBITS.

(a)(1)	Offer to Amend, dated September 8, 2006.

(a)(2)	Announcement of Offer to Amend, dated September 8, 2006.

(a)(3)	Letter of Transmittal.

(a)(4)	Withdrawal Form.

(a)(5)	Form of Acknowledgement of Receipt of Letter of Transmittal/Withdrawal Form.

(a)(6)	Form of Reminder of Expiration Date.

(a)(7)	Form of Notice of Expiration of Offer, Amendment of Eligible Option and Promise to Pay Cash Bonus.

(a)(8)	Form of Amendment of Stock Option Award Agreement.

(a)(9)	Frequently Asked Questions.

(a)(10)	Material Income Tax Consequences for Eligible Option Holders Resident Outside the United States.

(a)(11)	The Clorox Company Annual Report on Form 10-K for the year ended June 30, 2006, filed with the Securities and Exchange Commission (the “SEC”) on August 25, 2006, is incorporated herein by reference.

(b)	Not applicable.

(d)(1)	The Clorox Company 1996 Stock Incentive Plan, as amended and restated effective as of September 15, 2004 is incorporated herein by reference from Exhibit 10.4 to Form 10-Q for the quarter ended September 30, 2004, filed with the SEC on November 4, 2004.

(d)(2)	The Clorox Company 1996 Stock Incentive Plan form of Stock Option Award Agreement is incorporated herein by reference from Exhibit 10.5 to Form 10-Q for the quarter ended September 30, 2004, filed with the SEC on November 4, 2004.

(g)	Not applicable.

(h)	Not applicable.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a)	Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

The Clorox Company

By:	/s/ Laura Stein

Laura Stein
Senior Vice President – General Counsel and Secretary
Date:	September 8, 2006

INDEX OF EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION
(a)(1)	Offer to Amend, dated September 8, 2006.

(a)(2)	Announcement of Offer to Amend, dated September 8, 2006.

(a)(3)	Letter of Transmittal.

(a)(4)	Withdrawal Form.

(a)(5)	Form of Acknowledgement of Receipt of Letter of Transmittal/Withdrawal Form.

(a)(6)	Form of Reminder of Expiration Date.

(a)(7)	Form of Notice of Expiration of Offer, Amendment of Eligible Option and Promise to Pay Cash Bonus.

(a)(8)	Form of Amendment of Stock Option Award Agreement.

(a)(9)	Frequently Asked Questions.

(a)(10)	Material Income Tax Consequences for Eligible Option Holders Resident Outside the United States.

(a)(11)	The Clorox Company Annual Report on Form 10-K for the year ended June 30, 2006, filed with the SEC on August 25, 2006, is incorporated herein by reference.

(b)	Not applicable.

(d)(1)	The Clorox Company 1996 Stock Incentive Plan, as amended and restated effective as of September 15, 2004 is incorporated herein by reference from Exhibit 10.4 to Form 10-Q for the quarter ended September 30, 2004, filed with the SEC on November 4, 2004.

(d)(2)	The Clorox Company 1996 Stock Incentive Plan form of Stock Option Award Agreement is incorporated herein by reference from Exhibit 10.5 to Form 10-Q for the quarter ended September 30, 2004, filed with the SEC on November 4, 2004.

(g)	Not applicable.

(h)	Not applicable.